भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

MAR 8 - 2005
1086

[redacted]

शेअर आणि रोखे विभाग,
मध्यव[redacted]
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

05006272

Bonds Department,
ice,
Bhavan, Madame Cama Marg,
0 021.
. 91-22-2285 5348

दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

FILE NO. ... 524

क्रमांक / No. : CO/S&B/VR/2005/ 585

दिनांक / Date : 26.02.2005

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/578 dated the 26th February, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

Dl 3/14

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेअर आणि रोखे विभाग, [redacted] य, [redacted] बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

क्रमांक / No.: CO/S&B/VR/2005/578

दिनांक / Date : 26.02.2005

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that in exercise of the powers conferred by clause(b) of section 19 and sub-section(1) of section 20 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, after consultation with the Reserve Bank of India, appointed Shri Tara Shankar Bhattacharya, Deputy Managing Director, State Bank of India as Managing Director, State Bank of India with effect from the date of his taking charge and upto 31.01.2008 i.e., the date of his superannuation or until further orders, whichever is earlier.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)